AMENDMENT TO MANAGEMENT AGREEMENT

This Amendment, dated as of February 28, 2006, is by and between Neiman Funds (the "Trust"), on behalf of the Neiman Fund (the "Fund"), and Neiman Capital Management, LLC (the "Adviser") (each a "Party" and collectively, the "Parties").

WHEREAS, the Adviser and the Trust entered into a Management Agreement dated March 18, 2004 (the "Agreement") that provided for a management fee of 1.75% of the Fund's average daily net assets;

WHEREAS, the Adviser now proposes, effective April 1, 2006, to reduce the management fee to 1.00% of the Fund's average daily net assets;

WHEREAS, on February 28, 2006, the Board of Trustees, including a majority of the Trustees who are not "interested persons" of the Trust as that term is defined in the Investment Company Act of 1940, renewed the Management Agreement subject to the proposed reduction in the management fee; and

WHEREAS, pursuant to Section 8 of the Agreement the Parties now desire to amend the Agreement to reflect the new fee.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Amendment and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Adviser and the Trust agree as follows:

1.

Section 3 of the Agreement is deleted in its entirety and replace with the following:

3.

COMPENSATION OF THE ADVISER

For all of the services to be rendered as provided in this Agreement, as of the last business day of each month, the Fund will pay you a fee at the annual rate of 1.00% of the average value of its daily net assets.

The average value of the daily net assets of the Fund shall be determined pursuant to the applicable provisions of the Agreement and Declaration of Trust or a resolution of the Board of Trustees, if required.  If, pursuant to such provisions, the determination of the value of the net assets of the Fund is suspended for any particular business day, then for the purposes of this paragraph, the value of the net assets of the Fund as last determined shall be deemed to be the value of the net assets as of the close of the business day, or as of such other time as the value of the Fund’s net assets may lawfully be determined, on that day.  If the determination of the net asset value of the Fund has been suspended for a period including such month, your compensation payable at the end of such month shall be computed on the basis of the value of the net assets of the Fund as last determined (whether during or prior to such month).

2.

Except as otherwise specifically set forth in this Amendment, all provisions of the Agreement shall remain in full force and effect.  Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

3.

This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Signature pages transmitted by facsimile shall constitute effective execution and delivery of this Amendment.

IN WITNESS WHEREOF the parties hereto have executed this Amendment effective as of the day and year first above written.

NEIMAN CAPITAL MANAGEMENT, LLC

By:       /s/ Harvey Neiman

Name:

Harvey  Neiman

Title:     President

NEIMAN FUNDS, on behalf of Neiman Fund

By:        /s/ Daniel Neiman

Name:

Daniel Neiman

Title:     Secretary